UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO.        )*


                     20th Century Industries
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           901272 20 3
                         (CUSIP Number)

              Maxwell Freeman, c/o Freeman & D'Aiuto
               1818 Grand Canal Boulevard, Suite 4
                Stockton, CA  95207, 209-474-1818
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 7, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D. and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See S240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(2-98)

                          SCHEDULE 13D

CUSIP NO.                              PAGE 2 OF 22 PAGES
901272 20 3

 1  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    R. Scott Foster

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
    (a)
    (b)   [x]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS (See Instructions)
    Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

                7  SOLE VOTING POWER
  NUMBER OF        295,112 shares
   SHARES
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         5,045,014 shares
    EACH
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          295,112 shares
    WITH
               10  SHARED DISPOSITIVE POWER
                   5,045,014 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    319,318 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    [x] Excludes a remainder interest in a portion of the shares owned by the Foster Trust

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.62%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN

                          SCHEDULE 13D

CUSIP NO.                              PAGE 3 OF 22 PAGES
901272 20 3

 1  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    Gladyce L. Foster and Robert Scott Foster as Trustees of the
    Louis W. Foster and Gladyce L. Foster Revocable Trust Dated
    December 10, 1991

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
    (a)
    (b) [x]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS (See Instructions)
    Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                7  SOLE VOTING POWER
  NUMBER OF        4,725,696 shares
   SHARES
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         0
    EACH
  REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON          4,725,696 shares
    WITH
               10  SHARED DISPOSITIVE POWER
                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,725,696 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.14%
14  TYPE OF REPORTING PERSON (See Instructions)
    OO

                          SCHEDULE 13D

CUSIP NO.                              PAGE 4 OF 22 PAGES
901272 20 3

 1  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    Gregory A. Foster

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
    (a)
    (b) [x]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS (See Instructions)
    Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

                7  SOLE VOTING POWER
  NUMBER OF        274,322 shares
   SHARES
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         0
    EACH
  REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON          274,322 shares
    WITH
               10  SHARED DISPOSITIVE POWER
                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    274,322 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    [x] Excludes a remainder interest in a portion of the shares owned by the Foster Trust

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.51%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN

                          SCHEDULE 13D

CUSIP NO.                              PAGE 5 OF 22 PAGES
901272 20 3

 1  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    Basil G. Witt and Judith Witt as Trustees of the Witt Family
    Trust Dated June 24, 1996

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
    (a)
    (b) [x]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS (See Instructions)
    Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                7  SOLE VOTING POWER
  NUMBER OF        262,471 shares
   SHARES
BENEFICIALLY
  OWNED BY      8  SHARED VOTING POWER
    EACH           0
  REPORTING
   PERSON       9  SOLE DISPOSITIVE POWER
    WITH           262,471 shares

               10  SHARED DISPOSITIVE POWER
                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    262,471 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    [x] Excludes Judith Witt's remainder interest in a portion of the shares owned by the Foster Trust

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.51%

14  TYPE OF REPORTING PERSON (See Instructions)
    OO

                          SCHEDULE 13D

CUSIP NO.                              PAGE 6 OF 22 PAGES
901272 20 3

 1  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    Christina Kirkpatrick

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
    (a)
    (b) [x]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS (See Instructions)
    Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

                7  SOLE VOTING POWER
  NUMBER OF        101,277 shares
   SHARES
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         0
    EACH
  REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON          101,277 shares
    WITH
               10  SHARED DISPOSITIVE POWER
                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    [x] Excludes a remainder interest in a portion of the shares owned by the Foster Trust

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.20%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN

                          SCHEDULE 13D

CUSIP NO.                              PAGE 7 OF 22 PAGES
901272 20 3

 1  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    R. Scott Foster as Trustee of the R. Scott Foster, M.D., Inc.
    401(k) Profit Sharing Plan and Trust

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
    (a)
    (b) [x]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS (See Instructions)
    Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                7  SOLE VOTING POWER
  NUMBER OF        24,206 shares
   SHARES
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         0
    EACH
  REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON          24,206 shares
    WITH
               10  SHARED DISPOSITIVE POWER
                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,206 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.05%

14  TYPE OF REPORTING PERSON (See Instructions)
    EP

Item 1.   Security and Issuer.

          The class of equity securities to which this statement (this "Statement") relates is the common shares without par value (the "Common Stock") of 20th Century Industries, Inc., a California corporation ("20th Century"). The principal executive offices of 20th Century are located at 6301 Owensmouth Avenue, Suite 700, Woodland Hills, California 91367.



Item 2.   Identity and Background.

          (a) This Statement is filed by R. Scott Foster ("R. S. Foster"), a United States citizen, on behalf of himself and the following individuals and entities:
          Gladyce L. Foster and R. S. Foster as Trustees of the Louis W. Foster and Gladyce L. Foster Revocable Trust Dated December 10, 1991 (the "Foster Trust");
          Gregory A. Foster, an individual ("G. A. Foster"); Basil G. Witt and Judith Witt as Trustees of the Witt
Family Trust Dated June 24, 1996 (the "Witt Trust");
          Christina Kirkpatrick, an individual ("Kirkpatrick");
and
          R. Scott Foster, M.D. Inc. 401(k) Profit Sharing Plan and Trust (the "Profit Sharing Trust");
collectively, the "Reporting Persons." A copy of an Agreement of Joint Filing dated as of July 10, 1998 by and among R. S. Foster, the Foster Trust, G. A. Foster, the Witt Trust, Kirkpatrick and the Profit Sharing Trust is attached hereto as Exhibit A.

          (b)(c)(f) The name, citizenship, business or residence address, state or place of organization and present principal occupation or business of each of the Reporting Persons are set forth in Schedule I to this Statement which is incorporated herein by reference.

          (d)(e) During the last five years, neither R. S. Foster nor, to the knowledge of R. S. Foster, any of the Reporting Persons including the Trustees of the Trusts named herein, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.

          The Reporting Persons are parties to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of July 10, 1998, by which the Reporting Persons have agreed to sell a total of 4,576,001 shares of the Common Stock of 20th Century to American International Group, Inc., a Delaware corporation. The closing under the Stock Purchase Agreement occurred with respect to 4,376,001 shares on July 14, 1998 and with respect to 200,000 shares on July 15, 1998. A copy of the Stock Purchase Agreement is attached hereto as Exhibit B.



Item 5.   Interest in Securities of the Issuer.

          (a)  Immediately prior to closing of the transaction:
R. S. Foster was the direct beneficial owner of 295,112 shares (0.57%) of Common Stock.; The Foster Trust was the direct beneficial owner of 4,725,696 shares (9.14%) of Common Stock, G.
A. Foster was the direct beneficial owner of 274,322 shares (0.53%) of Common Stock; The Witt Trust was the direct beneficial owner of 262,471 shares (0.51%) of Common Stock. Kirkpatrick was the direct beneficial owner of 101,277 shares (0.20%) of Common Stock; and The Profit Sharing Trust was the direct beneficial owner of 24,206 shares (0.05%) of Common Stock. R. S. Foster is a beneficial owner of the shares of Common Stock owned by the Profit Sharing Trust. R. S. Foster, G. A. Foster, Kirkpatrick and Judith Witt have a remainder interest in a portion of the assets of the Foster Trust, and may be deemed beneficial owners of a portion of the shares of Common Stock held by the Foster Trust. The aggregate number of shares of Common Stock owned by the Reporting Persons immediately prior to closing of the transaction was 5,683,032, which R. S. Foster believes to be 10.99% of the Common Stock outstanding at this time.

          Upon closing of the transaction: R. S. Foster is the direct beneficial owner of 42,014 shares (0.08%) of Common Stock.; The Foster Trust is the direct beneficial owner of 862,848 shares (1.67%) of Common Stock; G. A. Foster is the direct beneficial owner of 38,473 shares (0.07%) of Common Stock; The Witt Trust is the direct beneficial owner of 162, 471 shares (0.31%) of Common Stock; Kirkpatrick is the direct beneficial owner of 1,277 shares (0.002%) Common Stock; and the Profit Sharing Trust is the direct beneficial owner of 0 shares (0%) of Common Stock. R. S. Foster is a beneficial owner of the shares of Common Stock that were held by Profit Sharing Trust. R. S. Foster, G. A. Foster, Kirkpatrick and Judith Witt have a remainder interest in a portion of the assets of the Foster Trust, and may be deemed beneficial owners of a portion of the shares of Common Stock held by the Foster Trust. The aggregate number of shares of Common Stock owned by the Reporting Persons immediately after the closing of the transaction was 1,107,083, which R. S. Foster believes to be 2.14% of the Common Stock outstanding at this time.

          The percentages of Common Stock described above are based on the number of shares of Common Stock outstanding as of April 24, 1998 (51,715,380 shares) as reported by 20th Century in its Quarterly Report on Form 10-Q for the three-month period ended March 31, 1998.

          (b) Until sale of the Common Stock under the terms of the Stock Purchase Agreement, each of the Reporting Persons had the power to vote or dispose of the Common Stock it owned. Each of the Reporting persons has the power to vote and dispose of the common stock it owns. R. S. Foster as trustee of the Foster Trust and the Profit Sharing Trust shares voting and dispositive power over the shares of Common Stock that were held by such trusts prior to closing of the transaction and shares voting and dispositive power of the shares of Common Stock now held by the Foster Trust.

          (c) Other than the transactions described above, none of R. S. Foster, nor, to the knowledge of R. S. Foster, the Reporting Persons have effected any transactions in the Common
Stock within the past 60 days.

          (d) No other person is known by R. S. Foster or the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

          (e) The Reporting Persons collectively ceased to be beneficial owners of more than five percent of the Common Stock on July 14, 1998.



Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The Reporting Persons entered into the Stock Purchase
Agreement attached hereto as Exhibit B.

          As of the date of this Statement, R. S. Foster, is a member of the board of directors of 20th Century.



Item 7.   Material to Be Filed as Exhibits.

          Schedule I, listing the name, citizenship, business or residence address, state or place of organization, and present principal occupation or business of each of the Reporting
Persons.

          Exhibit A, Agreement of Joint Filing, dated as of July
10, 1998, among The Foster Trust, G. A. Foster, R. S. Foster, the
Witt Trust, Kirkpatrick and the Profit Sharing Trust.

          Exhibit B, Stock Purchase Agreement, dated as of July
10, 1998, among The Foster Trust, G. A. Foster, R. S. Foster, the
Witt Trust, Kirkpatrick, the Profit Sharing Trust and American
International Group, Inc., a Delaware Corporation.

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.


Date:     July 17, 1998              /s/ R. Scott Foster, M.D.
                                        R. Scott Foster, M.D.

                     SCHEDULES AND EXHIBITS


          Schedule I, listing the name, citizenship, business address, state or place of organization, and present principal occupation or business of each of the Reporting Persons.

          Exhibit A, Agreement of Joint Filing, dated as of July
10, 1998, among The Foster Trust, G. A. Foster, R. S. Foster, the
Witt Trust, Kirkpatrick and the Profit Sharing Trust.

          Exhibit B, Stock Purchase Agreement, dated as of July
10, 1998, among The Foster Trust, G. A. Foster, R. S. Foster, the
Witt Trust, Kirkpatrick, the Profit Sharing Trust and American
International Group, Inc., a Delaware Corporation.

                           SCHEDULE I

                   Citizenship/St                       Principal
 Reporting Person   ate or Place    Business Address   Occupation/
                         of                              Business
                    Organization

R. Scott Foster        U.S.A.      36 West Yokuts     Ophthalmologist
                                   Stockton, CA
                                   95207

Gladyce L. Foster    California    3213 Elvido Drive  Asset
and Robert Scott                   Los Angeles, CA    preservation
Foster as Trustees                 90049              and
of the Louis W.                                       appreciation
Foster and Gladyce
L. Foster
Revocable Trust
Dated December 10,
1991

Gladyce L. Foster,     U.S.A.      3213 Elvido Drive  Homemaker
Trustee                            Los Angeles, CA
                                   90049

Gregory A. Foster      U.S.A.      27327 North        Investor
                                   Bronco Dr.
                                   Canyon County, CA
                                   91351

Basil G. Witt and    California    211 Pearl Avenue   Asset
Judith Witt as                     Balboa Island, CA  preservation
Trustees of the                    92662              and
Witt Family Trust                                     appreciation
dated June 24,
1996

Basil C. Witt,         U.S.A.      211 Pearl Avenue   Retired
Trustee                            Balboa Island, CA
                                   92662

Judith Witt,           U.S.A.      211 Pearl Avenue   Retired
Trustee                            Balboa Island, CA
                                   92662

Christina              U.S.A.      28681 Deep Creek   Homemaker
Kirkpatrick                        Mission Viejo, CA
                                   92692

R. Scott Foster as   California    36 West Yokuts     Retirement
Trustee of the R.                  Stockton, CA       investments
Scott Foster,                      95207
M.D., Inc. 401(k)
Profit Sharing
Plan and Trust

                                                        EXHIBIT A


                    AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf or each of them of a Statement on
Schedule 13D, or any amendments thereto, with respect to the Common Stock, without par value, of 20th Century Industries and that this Agreement be included as an Exhibit to such filing.

          Each of the undersigned represents and warrants to the others that the information about it contained in the Schedule 13D and any amendment thereto will be true, correct and complete in all material respects and in accordance with all applicable laws. Each of the undersigned agrees to inform the others of any changes in such information or of any additional information which would require any amendment to the Schedule 13D and to promptly file such amendment.

          Each of the undersigned agrees to indemnify the others for any losses, claims, liabilities or expenses (including reasonable legal fees and expenses) resulting from, or arising in connection with, the breach by such party of any representations, warranties or agreements in this Agreement.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, each of the undersigned hereby execute this Agreement as of July 10, 1998.


                              GLADYCE L. FOSTER AND ROBERT SCOTT
                              FOSTER AS TRUSTEES OF THE LOUIS W.
                              FOSTER AND GLADYCE L. FOSTER
                              REVOCABLE TRUST


                              By: /s/ Gladyce L. Foster
                                   Gladyce L. Foster
                                   Trustee


                              By: /s/ Robert Scott
                                   Robert Scott Foster
                                   Trustee

                                   /s/ R. Scott Foster
                                   R. SCOTT FOSTER



                                   /s/ Gregory A.
                                   GREGORY A. FOSTER



                              BASIL G. WITT AND JUDITH WITT AS
                              TRUSTEES OF THE WITT FAMILY TRUST


                              By: /s/ Basil G. Witt
                                   Basil G. Witt
                                   Trustee


                              By: /s/ Judith Witt
                                   Judith Witt
                                   Trustee


                                   /s/ Christina Kirkpatrick
                                   CHRISTINA KIRKPATRICK


                              R. SCOTT FOSTER AS TRUSTEE OF THE
                              R. SCOTT FOSTER, M.D., INC. 401(K)
                              PROFIT SHARING PLAN AND TRUST


                              By: /s/ R. Scott Foster
                                   R. Scott Foster
                                   Trustee

                                                        EXHIBIT B
                    STOCK PURCHASE AGREEMENT

          STOCK PURCHASE AGREEMENT, dated as of July 10, 1998, among AMERICAN INTERNATIONAL GROUP, INC., a Delaware corporation (the "Purchaser"), GLADYCE L. FOSTER AND ROBERT SCOTT FOSTER AS TRUSTEES OF THE LOUIS W. FOSTER AND GLADYCE L. FOSTER REVOCABLE TRUST DATED DECEMBER 10, 1991 (the "Foster Trust"), Gregory A. Foster ("G. A. Foster"), R. SCOTT FOSTER ("R. S. Foster"), BASIL
G. WITT AND JUDITH WITT AS TRUSTEES OF THE WITT FAMILY TRUST DATED JUNE 24, 1996 (the "Witt Trust"), CHRISTINA KIRKPATRICK ("Kirkpatrick") and R. SCOTT FOSTER AS TRUSTEE OF THE R. SCOTT FOSTER, M.D., INC., 401(k) PROFIT SHARING PLAN AND TRUST (the "Profit Sharing Trust", and together with the Foster Trust, the Witt Trust, G. A. Foster, R. S. Foster and Kirkpatrick, the "Sellers").

          WHEREAS, as of the date hereof, the Foster Trust is the owner of 3,862,858 shares (the "Foster Trust Shares"), G. A. Foster is the owner of 235,849 shares (the "G. A. Foster Shares"), R. S. Foster is the owner of 253,098 shares (the "R. S. Foster Shares"), the Witt Trust is the owner of 100,000 shares (the "Witt Trust Shares"), Kirkpatrick is the owner of 100,000 shares (the "Kirkpatrick Shares") and the Profit Sharing Trust is the owner of 24,206 shares (the "Profit Sharing Shares") and, together with the Foster Trust Shares, the Witt Trust Shares, the Kirkpatrick Shares, the G. A. Foster Shares and the R. S. Foster Shares, the "Shares") of Common Stock, without par value (the "Common Stock"), of 20th Century Industries, a California corporation (the "Company").

          WHEREAS, each of the Sellers wish to sell, and the Purchaser wishes to purchase, either directly or through one or more of its wholly-owned subsidiaries, the Shares.

          NOW THEREFORE, in consideration of the premises set out herein and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

          Section 1. Sale and Purchase. Subject to the terms and conditions herein set forth, the Purchaser agrees to purchase from the Sellers and each of the Sellers agrees to sell and deliver, or cause to be sold and delivered, to the Purchaser, free and clear of all liens, proxies, claims, pledges, charges, security interests, preemptive rights, restrictions and encumbrances of any nature whatsoever, the Shares.

          Section 2. Consideration and Payment. Upon the terms and subject to the conditions herein set forth, on the Closing
Date (as defined in Section 4 hereof),

          (a) each of the Sellers shall deliver to American Stock Transfer & Trust Company, as transfer agent for the Company (the "Transfer Agent"), a certificate or certificates for its respective Shares, duly endorsed in blank or with stock powers attached duly executed in blank, in proper form for transfer, with all signatures properly guaranteed, or in proper form for settlement through the book-entry system of The Depository Trust Company, together with all other cash, stock or other property required to be delivered to the Purchaser pursuant to Section 3(a) hereof. The Sellers shall pay all stamp and other taxes, if any, which may be payable in respect of the sale and delivery to the Purchaser of the Shares. In the event that certain of the

Shares are not in proper form for transfer and settlement as of the Closing Date, the Sellers shall deliver such Shares as are in proper form to the Transfer Agent, the Purchaser shall pay the Purchase Price (as hereinafter defined) for such Shares, and the Sellers shall use their best efforts to deliver the remaining Shares in proper form for transfer and settlement as soon as practicable thereafter, and the Purchaser shall pay the Purchase Price for such remaining Shares by wire transfer of federal funds to the bank or banks and for accounts designated by the Sellers of such Shares upon their delivery to the Transfer Agent; and

          (b) Immediately upon receipt from the Transfer Agent of an acknowledgment that Share certificates have been delivered to the Transfer Agent in good order with viable instructions to the Transfer Agent to issue Shares to the Purchaser, the Purchaser shall deliver to the Sellers, by wire transfer of federal funds to a bank or banks and for accounts to be designated by the Sellers, Twenty-Nine dollars ($29.00) per share (the "Purchase Price"), for each of the Shares delivered and purchased hereunder. For purposes of this Section , acknowledgment by the Transfer Agent may be by telephone confirmation or facsimile transmission.

          Section 3.  Adjustments to the Purchase Price.  The
Purchase Price payable to the Sellers hereunder will be subject to adjustment as follows:

          (a) Any dividend or other distribution (whether in cash, stock or otherwise) on the Shares to be sold by the Sellers pursuant hereto with a record date after the date of this Agreement and prior to the Closing Date shall be delivered by the Sellers to the Purchaser on the Closing Date (or as soon as practicable thereafter if the payment or distribution date occurs subsequent to the Closing Date); provided, however, that the Purchaser acknowledges and agrees that any cash dividend declared on the Shares with a record date prior to the date hereof but not paid to the Seller prior to the Closing date shall be for the account of the Sellers. In the event of any merger, consolidation or other business combination of the Company prior to the Closing Date, the Sellers shall deliver to the Purchaser on the Closing Date the total consideration received by the Sellers upon consummation of any such transaction.

          (b)  The number of Shares hereunder shall be
appropriately adjusted in the event of any stock split or other dividend, split-up, recapitalization, combination, exchange of shares or the like or any other action that would have the effect of changing or diluting the Purchaser's rights hereunder or changing or increasing the Seller's ownership of any securities of the Company.
          Section 4. The Closing. Subject to Section 9 hereof, the closing for the sale of the Shares under this Agreement shall take place at the offices of the Purchaser, 70 Pine Street, New York, New York, on July 13, 1998 or as soon as practicable following, but in no event later than the first business day following the satisfaction or waiver of the conditions herein set forth; provided, however, that the parties agree to use their best efforts to assure that the closing takes place no later than July 16, 1998 and provided, further, that if the Sellers have fulfilled and complied with all conditions and obligations under this Agreement and the Purchaser has not purchased the Shares within three business days after such conditions and obligations have been fulfilled by the Sellers, the Sellers have no obligation to sell or deliver the Shares to the Purchaser. The date and time for the closing herein referred to as the "Closing Date".

          Section 5. Other Covenants of The Sellers. During the term of this Agreement, the Sellers agree that they shall not sell, transfer, assign, encumber, pledge, tender or otherwise dispose of, or grant any proxies or consents (other than to the Purchaser or a designee thereof) with respect to, any Shares, or enter into any contract, option or other arrangement or understanding with respect to the voting, sale, transfer, assignment, encumbrance or other disposition, directly or indirectly, of any Shares, other than pursuant to this Agreement.

          Section 6.  Term.  Except as otherwise specifically
herein, the obligations of the Purchaser and the Sellers under this Agreement shall terminate one year following the Closing
Date (the "Expiration Date").

          Section 7. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Sellers that: (a) the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) the execution, delivery and performance of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby have been approved by all necessary corporate action on the part of the Purchaser, and (c) this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          Section 8. Representations and Warranties of the Sellers. The Sellers each hereby represent and warrant to the Purchaser that: (a) the execution, delivery and performance of this Agreement by each Seller and the consummation by each Seller of the transactions contemplated hereby have been approved by all necessary action on the part of each Seller; (b) this Agreement has been duly executed and delivered by each Seller and constitutes a valid and binding obligation of each Seller, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, and performance by each of the Sellers of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which any Seller is party or by which any Seller is bound; (ii) violate any order, writ, injunction, decree or statute, or any of the properties or assets of any Seller; or (iii) result in the creation of, or impose any obligation on any Seller to create, any lien, charge or other encumbrance of any nature whatsoever upon the Shares; (c) each Seller has full right, power and authority to sell the Shares it has agreed to sell hereunder; (d) each Seller owns the Shares it has agreed to sell hereunder, free and clear of all liens, proxies, claims, pledges, charges, security interests, preemptive rights, restrictions and encumbrances of any nature whatsoever; and (e) upon transfer of the Shares to the Purchaser pursuant hereto, the Purchaser will acquire good and marketable title thereto, free and clear of all liens, proxies, claims, pledges, charges, security interests, preemptive rights, restrictions and encumbrances of any nature whatsoever.

          Section 9.  Certain Conditions Precedent.
Notwithstanding any other provision of this Agreement, the Purchaser shall not be obligated to purchase the shares pursuant hereto if any of the following conditions exist:

               (a) the representations and warranties of the Sellers contained in Section 8 hereof shall be incorrect in any material respect or the Sellers shall have failed to comply in any material respect with their respective obligations and convenants as herein set forth;

               (b) (i) the Foster Trust shall have failed to deliver an opinion from Warren & Herman, counsel to the Foster Trust, (ii) the Witt Trust shall have failed to deliver an opinion from counsel to the Witt Trust, or (iii) the Profit Sharing Trust shall have failed to deliver an opinion from counsel to the Profit Sharing Trust, substantially in the form attached hereto as Annex A;

               (c) a preliminary or permanent injunction or other order by a court or governmental agency of competent jurisdiction located in the United States shall have been issued and remain in effect that would (i) make the acquisition or holdings by the Purchaser of some or all of the Shares illegal, or (ii) impose material limitation on the ability of the Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company; or

               (d) The Company shall have taken any action or shall have declared any form of dividend or other distribution to its stockholders that, as a result of the purchase of the Shares by the Purchaser, could have, directly or indirectly, an adverse effect on the Purchaser or diminish the value of (i) the Shares if they were to be beneficially owned by the Purchaser or (ii) any other securities, options, warrants or rights to purchase securities of the Company that are beneficially held by the Purchaser or any of its subsidiaries.

          The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part and such conditions will not survive the closing of the sale of the Shares.

          Section 10. Brokers. The Sellers and the Purchaser represent to each other that neither they nor any of their respective affiliates have employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or expenses related thereto in connection with the negotiation, execution or consummation of this Agreement or any of the transactions contemplated hereby and respectively agree to indemnify and hold the others harmless from and against any and all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

          Section 11. Specific Performance. Each Seller acknowledges that damages would be an inadequate remedy for any breach by the Sellers of the provisions of this Agreement and agrees that the obligations of the Sellers hereunder shall be specifically enforceable and the Sellers shall not take any action to impede the Purchaser from seeking to enforce such right of specific performance.

          Section 12. Notices. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt (or refusal of receipt), shall be in writing and shall be delivered in person, by cable, telegram or telex, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the Sellers at c/o Freeman & D'Aiuto, 1818 Grand Canal Boulevard, Suite 4, Stockton, California 94027,
Attention: Maxwell M. Freeman, Esq. and to the Purchaser at 70 Pine Street, New York, New York 10270, Attention: Chief Financial Officer, or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

          Section 13. Binding Effect; Survival. Upon execution and delivery of this Agreement by the Purchaser, this Agreement shall become effective as to the Sellers at the time the Sellers execute and deliver this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns. Notwithstanding anything to the contrary set forth in this Agreement, the representations and warranties included in
Section 8 shall survive the purchase and sale of the Shares hereunder.

          Section 14. Assignment. The Purchaser may, without the consent of the Sellers, assign its rights hereunder to any direct or indirect wholly owned subsidiary of the Purchaser, provided that any such assignment shall not affect the obligations of the Purchaser hereunder. The Sellers shall not have either the right or the power to assign or delegate any right or obligation hereunder to any other person or entity, and any such purported assignment or delegation shall be void.

          Section 15.  Governing Law.  This Agreement shall be
governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

          Section 16.  Counterparts.  This Agreement may be
executed in several counterparts, each of which shall be an original, but all of which together shall constitute the Agreement.

          Section 17. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

          Section 18. Additional Agreements; Further Assurance. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. The Sellers will provide the Purchaser with all instruments of conveyances, assignments, transfer and delivery which may reasonably be requested by the Purchaser and will take reasonable steps to enable the Purchaser to obtain all rights and benefits provided to it hereunder.

          Section 19.  Severability.  The invalidity or
unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

          Section 20. Amendment Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by the Purchaser and the Sellers, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to departure therefrom.

          Section 21. Filings; Press Releases. The Sellers agree that, except as may be required by law, the Sellers will not issue any press release or make any public filings or other statements with respect to the matters contemplated by this Agreement. To the extent any such release, filing or statement is legally required, the Sellers will provide the Purchaser with advance notice of the substance of any such release, filing or statement and otherwise cooperate with the Purchaser with respect thereto.

          IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.
                         AMERICAN INTERNATIONAL GROUP, INC.



                         By: /s/ Howard I. Smith
                         Name:   Howard I. Smith
                         Title:  Executive Vice President



                         GLADYCE L. FOSTER AND ROBERT SCOTT FOSTER
                         AS TRUSTEES OF THE LOUIS W. FOSTER AND
                         GLADYCE L. FOSTER REVOCABLE TRUST



                         By: /s/ Gladyce L. Foster
                         Name:   Gladyce L. Foster
                         Title:  Trustee



                         By: /s/ Robert Scott Foster
                         Name:   Robert Scott Foster
                         Title:  Trustee



                             /s/ Robert Scott Foster
                                 ROBERT SCOTT FOSTER

                         BASIL   G.  WITT  AND  JUDITH  WITT   AS
                         TRUSTEES OF THE WITT FAMILY TRUST




                         By: /s/ Basil G. Witt
                         Name:   Basil G. Witt
                         Title:  Trustee



                         By: /s/ Judith Witt
                         Name:   Judith Witt
                         Title:  Trustee



                             /s/ Christina Kirkpatrick
                                 CHRISTINA KIRKPATRICK


                         R. SCOTT FOSTER AS TRUSTEE OF THE
                         R. SCOTT FOSTER, M.D. PROFIT SHARING TRUST



                         By: /s/ R. Scott Foster
                         Name:   R. Scott Foster
                         Title:  Trustee

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